UTIME Limited

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

VIA EDGAR

August 19, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed June 24, 2020

File No. 333-237260

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 6, 2020, regarding the Amendment No. 2 to Registration Statement on Form F-1 submitted to the Commission on June 24, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Pre-effective Amendment 2 to Registration Statement on Form F-1 filed June 24, 2020

Variations of Rights of Shares, page 143

1.	We note your revisions in response to prior comment 7. Please reconcile your revised disclosure on page 143 with the language in section 10.1 of exhibit 3.2 regarding “consent in writing of the holders of not less than three-fourths of the issued Shares of that class, or . . . the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class...the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class. . .”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 140 of the Registration Statement and the language in section 10.1 of Exhibit 3.2.

Note 18 – Subsequent Events, page F-35

2.	We note from your response to prior comment 8 and revised footnote disclosure that the repurchase of ordinary shares pro-rata from existing shareholders was part of your recapitalization to reduce your ordinary shares issued and outstanding before completion of the offering and that you believe it is appropriate to reflect the repurchase similar to a reverse stock split. Although no cash was paid for the shares repurchase, we note you deducted the consideration equivalent to par value for shares repurchased from shares issued and outstanding and recorded the corresponding amounts within due to/from shareholders. Typically, stock splits or reverse stock splits do not result in any change equity. In this regard, please explain why your treatment as a reverse stock split is appropriate when you have reduced equity. We may have further comment upon receipt of your response.

Response: In response to the Staff’s comment, the Company has updated its consolidated financial statements for the year ended March 31, 2020 in the Registration Statement to record the reduction in the ordinary shares par amount caused by the repurchase of shares as an addition to the additional paid-in capital. This transaction did not result in any change to shareholders’ equity. The ordinary shares have been repurchased and subsequently cancelled with consideration waived by the shareholders. Accordingly, the Company believes the repurchase of shares is a reverse stock split in substance.

Mr. Russell Mancuso

8/19/20

Exhibits

3.	We note your response to prior comment 11. If the term “non-assessable” has a meaning under the laws of your jurisdiction that is different from the meaning of that term under U.S. law, your prospectus should disclose any material information with respect to that meaning; the legality opinion that you file as an exhibit to your registration statement should address whether the shares of capital stock are non-assessable based on the meaning of that term under U.S. law. Please file an opinion that addresses whether a holder of the offered shares is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. For guidance, see sections II.B.1.a and II.B.1.c of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to the Staff’s comment, Maples and Calder has revised its opinion in Exhibit 5.1 to clarify that the definition of “non-assessability” in its opinion means that with respect to shares in the Company, a holder of the offered shares shall not be liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors.

4.	We note your response to prior comment 12. However, the language in exhibit 99.7 appears to be limited to “disclosures regarding the legal matters related to Indian law as applicable to Do Mobile.” The disclosures in your prospectus regarding the opinions of the counsel named in exhibit 99.7 do not appear to be limited to legal matters related to Indian law as applicable to Do Mobile. Please tell us the reason for the differences, or file a revised consent as appropriate.

Response: In response to the Staff’s comment, the Company has revised Vaish’s consent and filed it as exhibit 99.6 to include all the relevant disclosures in the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao, Chief Executive Officer
UTime Limited

cc:	Barry I. Grossman, Esq.

Jessica S. Yuan, Esq.